EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED

31 DECEMBER 2022

CHAIRMAN’S STATEMENT

2022 was an important year for China to embark on a new journey towards its second centennial goals and fully building a modern socialist country. Centering on serving the overall interests of national development and the real economy, and sticking to the original role of insurance, the Company upheld the guideline of making progress while maintaining stability, and firmly held on to the bottom line of risk prevention. As a result, we made steady progress towards high-quality development and advanced reforms in great depth, striding steadily towards building a world-class life insurance company.

Looking back to 2022, this was a truly remarkable year of great importance. The external environment was complex and challenging, and the task of transforming the life insurance industry for development was quite hard and arduous. Being a leading company in the life insurance industry, China Life steadfastly pushed forward its development in finance with Chinese characteristics, gave full play to its function as a “shock absorber” for economic operation and a “stabilizer” for social development, calmly tackled unforeseen complications and challenges, and continued to forge ahead. As a result, the Company achieved a steady performance with sound momentum, and further enhanced its comprehensive strengths with its market leading position remaining solidified. The Company was widely recognised for its operational achievements. It was awarded Grade A in the evaluation of operations of insurance companies by the Insurance Association of China for seven consecutive years, ranked 71st and 9th by Forbes Global 2000 and Fortune China 500, respectively, and received more than 40 honors, such as “Listed Company with the Best Investment Value and High-quality Development” from the 12th China Securities “Golden Bauhinia” Awards, etc. The Board has proposed to distribute a final dividend of RMB4.90 per 10 shares (inclusive of tax), and such proposal will be submitted to the 2022 Annual General Meeting for review and discussion.

We strengthened our capability in providing insurance services for the people and made new contributions to the progress of overall national development. It is always our belief that insurance is created for the people and will thrive on satisfying the needs of the people. Accordingly, we made consistent efforts to strengthen the functions of insurance in terms of economic compensation, financing, wealth management and social management, in order to protect and enhance people’s wellbeing. We were deeply engaged in building a multi-tiered social security system, strengthening the “accessibility” and “affordability” of inclusive insurance, and expanding the coverage of our insurance services for new urban residents. We launched one of the first third-pillar private pension insurance products in the industry, and our exclusive commercial pension insurance business has been steadily carried out. We fully supported the overall improvement of economic performance, and continued to enhance our ability to serve the real economy, with related investments accumulatively exceeding RMB3.6 trillion, and investments in serving the regional development strategy exceeding RMB2.3 trillion. We also aimed to facilitate common prosperity and contribute to green development. The insurance business and investment scale related to rural revitalization achieved rapid growth. As we accelerated the construction of an ESG and green financial governance system, MSCI ESG rating of the Company was upgraded to BBB, and we were listed in the top echelon of the domestic life insurance industry.

We upheld the guideline of business development as the first priority and demonstrated our resilience and strengths anew. By firmly pursuing high-quality development, we proactively coped with multiple challenges, such as the profound adjustments of the life insurance industry, and strode ahead with great ambition. With business development as the first priority and focusing on business value creation, we secured the leading position in the industry in respect of premium scale and business value. Our overall business operations achieved steady progress with good momentum, with premiums from new policies increasing by 5.1% year on year, and gross written premiums, value of one year’s sales and embedded value maintaining the leading position in the industry. We strengthened coordination and interaction between assets and liabilities, and realised a gross investment yield of 3.94% amid significant volatilities in the equity market. Our solvency ratios remained at relatively high levels, which enabled us to become more resilient against various risks.

We consistently developed the internal growth drivers and took new steps in deepening reforms. We adapted to the requirements of a new era for development, vigorously promoted reforms and innovation, continuously developed new driving forces and new advantages, and accelerated the upgrade of business models. The construction of the sales system was further deepened, the enabling role of technologies became increasingly intensified, the market-oriented incentive and restraint mechanisms were gradually optimized, and our capabilities in service supply and delivery were effectively enhanced. On the basis of these aforesaid reforms, we further initiated deepening and substantive reforms in many aspects to achieve more systemic, holistic and synergistic effects, and launched the “Eight Reform Programs” with the focus on key business areas and aspects. Through innovations and breakthroughs in mechanism optimization, marketing reform, resource integration, management upgrades and ecological driving forces, we are making proactive deployment in the newly emerging business sectors, implementing fundamental restructuring and tackling key problems, and accelerating changes in quality, efficiency and driving forces, so as to continuously create future-oriented core competitiveness and accelerate the pace towards the turning point for high-quality development.

We rationally coordinated business development and risk control, and achieved new improvements in risk management. We took the implementation of C-ROSS (Phase II) Regulation as an opportunity to consistently advance the construction of an enterprise-wide risk management system, strengthen asset-liability management and enhance risk management in key business areas, and ensured that no systemic financial risks arose. We persistently promoted the construction of a modern risk management system and improved the timeliness, effectiveness and intelligence of risk prevention and control. We insisted on the application of systematic concepts, optimized the top-level design of enterprise-wide risk management, improved the ability of whole-process management, and facilitated better integration of risk restraint and business operation management. In the integrated risk rating for insurance industry conducted by the China Banking and Insurance Regulatory Commission (the “CBIRC”), we have maintained the rating of Class A for 19 consecutive quarters.

At present, China’s economy has shown a steady recovery, but the foundation for recovery is not solid yet, and the triple pressures of shrinking demands, supply disruption and weakened growth expectations remain high. The life insurance industry is still subject to profound adjustments due to its weak traditional driving forces. In the long run, since China has the most complete industrial system and the largest potential of the domestic market in the world, China’s economy is resilient, promising and dynamic, and its long-term positive fundamentals remain unchanged. With growing effects from various policies aimed to promote the overall economic recovery, the in-depth implementation of a proactive national strategy in response to population aging and the Healthy China strategy, and the convergence and enhancement of new driving forces such as digital technology, ecological platforms and sales force transformation, etc., new customers, new businesses and new channels of the life insurance industry are taking shape rapidly, which will promote further expansion and upgrading of financial and insurance consumption and contribute to opening up new horizons for the industry.

The new journey is a long expedition full of glories and dreams, and there is no shortcut but hard work to achieve our goal. 2023 is the opening year for fully implementing the guidelines of the 20th CPC National Congress, the critical year for further promoting the “14th Five-Year Plan”, and also the 20th anniversary for China Life’s shareholding reform and public listing. We will actively integrate ourselves into the historical process of Chinese-style modernization, act around the modern financial system and the multi-tiered social security system, and continue to deepen our understanding on the laws of promoting high-quality development. We will firmly maintain our strategic consistency, fully advance supply-side structural reforms, and strive to enhance abilities such as business deployment, asset allocation, digital transformation, resource integration and risk management and control, thus laying a solid foundation for high-quality development, creating greater value for our shareholders and sharing the achievements of business development with the society.

FINANCIAL SUMMARY

I.	Major Financial Data and Indicators for the Past Five Years[1]

RMB million
	Under International Financial Reporting Standards (IFRS)
Major Financial Data	2022	2021	Change	2020	2019	2018
For the year ended
Total revenues	804,388	824,933	-2.5%	805,049	729,503	627,486
Net premiums earned	607,825	611,251	-0.6%	604,666	560,278	532,023
Benefits, claims and expenses	780,825	784,921	-0.5%	758,275	677,756	621,329
Insurance benefits and claims expenses	631,978	618,754	2.1%	580,801	509,467	479,219
Profit before income tax	24,047	50,340	-52.2%	54,440	59,758	13,901
Net profit attributable to equity holders of the Company	32,082	50,766	-36.8%	50,221	58,251	11,376
Net profit attributable to ordinary share holders of the Company	32,082	50,766	-36.8%	50,020	57,857	10,992
Net cash inflow/(outflow) from operating activities	351,968	286,446	22.9%	303,990	286,008	147,521

As at 31 December
Total assets	5,251,988	4,892,480	7.3%	4,253,544	3,727,686	3,255,165
Investment assets[2]	5,064,991	4,716,420	7.4%	4,095,541	3,573,257	3,104,326
Total liabilities	4,806,867	4,405,346	9.1%	3,795,975	3,317,658	2,931,153
Total equity holders’ equity	436,169	479,061	-9.0%	450,688	404,448	319,091

Per share (RMB)
Earnings per share (basic and diluted)[3]	1.14	1.80	-36.8%	1.77	2.05	0.39
Equity holders’ equity per share[3]	15.43	16.95	-9.0%	15.95	14.31	11.29
Ordinary share holders’ equity per share[3]	15.43	16.95	-9.0%	15.95	14.03	11.01
Net cash inflow/(outflow) from operating activities per share[3]	12.45	10.13	22.9%	10.76	10.12	5.22

Major financial ratios
Weighted average ROE (%)	7.01	10.92	decrease of 3.91 percentage points	11.81	16.46	3.64
Gearing ratio[4] (%)	91.52	90.04	increase of 1.48 percentage points	89.24	89.00	90.05
Gross investment yield[5] (%)	3.94	4.98	decrease of 1.04 percentage points	5.30	5.24	3.29

Notes:

1.	The financial data of previous years for this report have been restated due to a business combination under common control in the year 2022.
2.

Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Derivative financial assets + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted + Investment properties + Investments in associates and joint ventures

3.

In calculating the percentage change of the “Earnings per share (basic and diluted)”, “Equity holders’ equity per share”, “Ordinary share holders’ equity per share” and “Net cash inflow/(outflow) from operating activities per share”, the tail differences of the basic figures have been taken into account.

4.	Gearing ratio = Total liabilities/Total assets
5.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/ ((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

II.	Major Items of the Consolidated Financial Statements and the Reasons for Change

				RMB million
Major Items of the Consolidated Statement of Financial Position	As at 31 December 2022	As at 31 December 2021	Change	Main Reasons for Change
Term deposits	485,567	529,488	-8.3%	The maturity of term deposits
Held-to-maturity securities	1,574,204	1,533,753	2.6%	–
Available-for-sale securities	1,738,108	1,429,287	21.6%	An increase in the allocation of equity assets in available-for-sale securities
Securities at fair value through profit or loss	223,790	206,771	8.2%	An increase in the allocation of debt-type assets in securities at fair value through profit or loss
Securities purchased under agreements to resell	38,533	12,915	198.4%	The needs for liquidity management
Cash and cash equivalents	127,594	60,459	111.0%	The needs for liquidity management
Investments in associates and joint ventures	261,179	257,953	1.3%	New investments in associates and joint ventures
Deferred tax assets	22,307	121	18,335.5%	An increase in deductible temporary differences and deductible tax losses
Insurance contracts	3,880,160	3,419,899	13.5%	The accumulation of insurance liabilities from new policies and renewals
Investment contracts	374,749	313,594	19.5%	An increase in the scale of universal insurance accounts
Securities sold under agreements to repurchase	148,958	239,446	-37.8%	The needs for liquidity management
Interest-bearing loans and other borrowingsNote	12,774	19,222	-33.5%	The repayment of certain loans
Deferred tax liabilities	272	7,481	-96.4%	The change in fair value of financial assets
Equity holders’ equity	436,169	479,061	-9.0%	Due to the combined impact of total comprehensive income and profit distribution during the Reporting Period

Note:

Interest-bearing loans and other borrowings include a three-year bank loan of EUR330 million with a maturity date on 8 September 2023, a five-year bank loan of GBP275 million with a maturity date on 25 June 2024, all of which are fixed rate bank loans. Interest-bearing loans and other borrowings also include a five-year bank loan of USD970 million with a maturity date on 27 September 2024, an eighteen-month bank loan of EUR100 million with a maturity date on 8 September 2023, and a fifteen-year bank loan of RMB519 million with a maturity date on 15 June 2034, all of which are floating rate loans.

For the year ended 31 December				RMB million
Major Items of the Consolidated Statement of Comprehensive Income	2022	2021	Change	Main Reasons for Change
Net premiums earned	607,825	611,251	-0.6%	—
Life insurance business	484,504	480,214	0.9%	—
Health insurance business	108,791	114,549	-5.0%	—
Accident insurance business	14,530	16,488	-11.9%	Due to the adjustment of business structure
Investment income	186,629	178,387	4.6%	An increase in interest income from debt-type investments
Net realised gains on financial assets	12,707	20,344	-37.5%	A decrease in spread income of funds in available-for-sale securities
Net fair value gains through profit or loss	(12,156)	4,943	N/A	Due to the market value fluctuation of securities at fair value through profit or loss and investment operations
Net gains on investments of associates and joint ventures	484	10,328	-95.3%	A decrease in the net profits of associates and joint ventures, and the recognition of impairment loss
Other income	9,383	10,008	-6.2%	A decrease in the management fee of pension products of subsidiaries
Insurance benefits and claims expenses	631,978	618,754	2.1%	An increase in the change of insurance contract liabilities
Investment contract benefits	13,340	10,628	25.5%	An increase in the scale of universal insurance accounts
Policyholder dividends resulting from participation in profits	20,685	26,511	-22.0%	A decrease in investment yield from the participating accounts
Underwriting and policy acquisition costs	54,777	65,744	-16.7%	A decrease in the size of sales force and the adjustment of business structure
Finance costs	4,863	5,598	-13.1%	A decrease in interest paid for securities sold under agreements to repurchase
Administrative expenses	39,874	40,867	-2.4%	—
Income tax	(9,467)	(1,917)	393.8%	Due to the combined effect of changes in profit before income tax and non-taxable income
Net profit attributable to equity holders of the Company	32,082	50,766	-36.8%	Due to a significant decline of equity market and a decrease in investment yield

MANAGEMENT DISCUSSION AND ANALYSIS

I.	Review of Business Operations in 2022

In 2022, with increased complexity, severity and uncertainty of the domestic environment for economic development, the life insurance industry was still undergoing profound adjustment and transformation, and the growth of premium income of the industry slowed down further. By adhering to the guideline of seeking progress while maintaining stability, and sticking to the original function of insurance, the Company constantly deepened supply-side reforms and firmly pursued high-quality development. As a result, its overall business operations achieved a steady performance with sound momentum, and its business scale and value continued to lead the industry.

Key Performance Indicators of 2022

	RMB million
	2022	2021
Gross written premiums	615,190	618,327
Premiums from new policies	184,767	175,864
Including: First-year regular premiums	96,426	98,410
First-year regular premiums with a payment duration of ten years or longer	41,821	41,682
Renewal premiums	430,423	442,463
Gross investment income	187,751	214,057
Net profit attributable to equity holders of the Company	32,082	50,766
Value of one year’s sales	36,004	44,780
Including: Individual agent business sector	33,333	42,945
Policy Persistency Rate (14 months)[1] (%)	83.00	80.50
Policy Persistency Rate (26 months)[1] (%)	74.20	81.10
Surrender Rate[2] (%)	0.95	1.20

	As at	As at
	31 December	31 December
	2022	2021
Embedded value	1,230,519	1,203,008
Number of long-term in-force policies (hundred million)	3.25	3.23

Notes:

1.

The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

2.	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

(I)	Pursuing high-quality development, comprehensive strengths were consolidated further

Pursuing high-quality development and securing its development fundamentals, the Company further consolidated its comprehensive strengths in 2022. As at the end of the Reporting Period, the Company’s total assets and investment assets both exceeded RMB5 trillion, of which total assets reached RMB5.25 trillion, and investment assets reached RMB5.06 trillion. During the Reporting Period, the Company continued to strengthen its asset-liability interaction, with its gross investment income reaching RMB187,751 million, and net profit attributable to equity holders of the Company was RMB32,082 million. As at the end of the Reporting Period, the comprehensive solvency ratio and core solvency ratio continued to maintain at relatively high levels, which were 206.78% and 143.59% respectively. The number of in-force policies of long-term insurance held by the Company was 325 million.

(II)	Prioritizing business value, key performance indicators remained stable

During the Reporting Period, the Company’s gross written premiums amounted to RMB615,190 million, retaining the industry leadership position. Premiums from new policies reached RMB184,767 million, a year-on-year increase of 5.1%. Its first-year regular premiums were RMB96,426 million, decreasing by 2.0% year on year, but the business structure was optimized to some extent with the first-year regular premiums with a payment duration of ten years or longer reaching RMB41,821 million, and registering a year-on-year increase of 0.3%. The business value of the Company continued to lead the industry as its value of one year’s sales was RMB36,004 million, and its embedded value reached RMB1,230,519 million, a year-on-year increase of 2.3% from the end of 2021. The surrender rate was 0.95%, decreasing by 0.25 percentage point year on year.

(III)	Promoting reforms and innovation with great efforts, transformation effects gradually emerged

The Company consistently deepened reforms and innovation and focused on transformation and upgrading in key business areas, so as to inject new driving forces for high-quality development in a constant manner. It proceeded further with the construction of the sales system, and accelerated the optimization of its agent recruitment and development. The structure and quality of its sales force were gradually improved and the productivity per agent increased significantly. Product innovation and supply capacities were constantly enhanced. The Company was among the first batch of companies launching the third-pillar private pension insurance products, and consistently expanded provision of insurance products and services for new business forms and new urban residents. The innovation of business operations and services as well as the centralized business operation were continuously deepened. It realised nationwide promotion of sharing for operations in policy administration and underwriting, which significantly improved the service experience. Digital transformation reached a new level. It took the lead in data management capability in the industry and was the first company awarded the highest level certification for the sophistication of data management capability in the industry.

At the end of 2022, the Company launched the “Eight Reform Programs” which aims to drive its future development and focuses on innovation and breakthroughs in the aspects of Party building as the guide, mechanism optimization, sales system reforms, resources integration, management innovation and ecological driving forces, etc. With the “Party Building Foundation Program” as the guiding principle, the “Talent Development Program” as the support, the “Sales Channel Strengthening Program”, the “Integrated Sales Synergy Program”, the “Client Resources Management Program”, the “People-centered Government-corporate Collaboration Program” and the “Healthcare and Aged-care Ecosystem Program” as the mainstay, and taking the “FinTech and Digitalization Program” as the solid foundation, the Company will deeply implement the fundamental restructuring and tackle key problems, proactively target new customers, new business models and new capabilities, to comprehensively upgrade its driving forces, and accelerate changes in quality, efficiency and growth drivers.

II.	Business Analysis

(I)	Figures of Gross Written Premiums

1.	Gross written premiums categorized by business

For the year ended 31 December	RMB million
	2022	2021	Change
Life Insurance Business	485,642	481,311	0.9%
First-year business	105,291	86,882	21.2%
First-year regular	91,273	84,820	7.6%
Single	14,018	2,062	579.8%
Renewal business	380,351	394,429	-3.6%
Health Insurance Business	115,329	120,609	-4.4%
First-year business	65,777	73,120	-10.0%
First-year regular	5,149	13,579	-62.1%
Single	60,628	59,541	1.8%
Renewal business	49,552	47,489	4.3%
Accident Insurance Business	14,219	16,407	-13.3%
First-year business	13,699	15,862	-13.6%
First-year regular	4	11	-63.6%
Single	13,695	15,851	-13.6%
Renewal business	520	545	-4.6%

Total	615,190	618,327	-0.5%

Note: Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB485,642 million, a year-on-year increase of 0.9%, gross written premiums from the health insurance business were RMB115,329 million, a year-on-year decrease of 4.4%, and gross written premiums from accident insurance business were RMB14,219 million, a year-on-year decrease of 13.3%.

2.	Gross written premiums categorized by channel

For the year ended 31 December	RMB million
	2022	2021
Individual Agent Business Sector[1]	492,439	509,489
First-year business of long-term insurance	81,732	82,514
First-year regular	81,508	82,254
Single	224	260
Renewal business	392,849	407,973
Short-term insurance business	17,858	19,002
Bancassurance Channel	63,415	49,326
First-year business of long-term insurance	26,821	16,123
First-year regular	14,879	16,110
Single	11,942	13
Renewal business	36,200	32,792
Short-term insurance business	394	411
Group Insurance Channel	27,333	29,162
First-year business of long-term insurance	1,929	1,846
First-year regular	37	44
Single	1,892	1,802
Renewal business	1,345	1,622
Short-term insurance business	24,059	25,694
Other Channels[2]	32,003	30,350
First-year business of long-term insurance	21	28
First-year regular	2	2
Single	19	26
Renewal business	29	76
Short-term insurance business	31,953	30,246

Total	615,190	618,327

Notes:

1.	Premiums of individual agent business sector include premiums of the general sales team and the upsales team.
2.	Premiums of other channels mainly include premiums of government-sponsored health insurance business and online sales, etc.

(II)	Insurance Business

1.	Analysis of insurance business

In 2022, the life insurance industry was still undergoing profound transformation, and its overall development was under pressure. The Company insisted on pursuing high-quality development, and achieved steady progress in its insurance businesses with its industry leading advantages consolidated further. It firmly proceeded with the construction of the sales system, comprehensively upgraded its fundamental agent force management rule, and the size of its sales force was gradually stabilized with optimized structure and enhanced quality. As at the end of the Reporting Period, the number of its total sales force was approximately 729,000.

Individual Agent Business Sector

The individual agent business sector strived to make progress while maintaining stability, consistently deepened business channel restructuring and achieved stable progress of business development. During the Reporting Period, gross written premiums from the sector were RMB492,439 million, a decrease of 3.3% year on year. In particular, renewal premiums were RMB392,849 million, a decrease of 3.7% year on year. First-year regular premiums were RMB81,508 million, generally stable compared with the previous year. First-year regular premiums with a payment duration of ten years or longer were RMB41,796 million, an increase of 0.5% year on year, and its proportion in the first-year regular premiums was 51.28%, an increase of 0.73 percentage point year on year. In 2022, the value of one year’s sales of the sector was RMB33,333 million, a decrease of 22.4% year on year, and new business margin by annual premium equivalent was 33.0%, a decrease of 9.2 percentage points year on year.

The Company continued to drive insurance business through productive agents, upheld the sales force strategy of “stabilizing headcount while seeking for higher productivity” and steadily improved the quality of its sales force with improved productivity. In 2022, the monthly average first-year regular premiums per agent increased by 51.7% year on year. During the Reporting Period, the Company implemented a series of major reform projects to lead the transformation and upgrading of the individual agent business sector. The “Zhongxin Project” was rolled out, specifically for establishing a specialized and professional agent team at a faster speed. The fundamental agent force management rules were comprehensively upgraded to focus on newly recruited agents, agent managers and high-performance agents. The quality management of business operation and services were also consolidated, which effectively stimulated vitality of sales team and further solidify the team’s foundation. As at the end of the Reporting Period, the number of agents of the sector was 668,000, including 430,000 agents from the general sales team and 238,000 agents from the upsales team, and the proportion of high-performance agents remained stable.

Diversified Business Sector

With high-quality development as the guidance, the diversified business sector concentrated on specialized business operation, and insisted on transformation and upgrading as well as enhancing quality and efficiency. The sector coordinated well with the individual agent business sector, actively developed the bancassurance, group insurance and health insurance businesses, and achieved quality business development.

Bancassurance Channel The bancassurance channel continuously deepened its cooperation with banks, and the scale of its premiums and business value increased rapidly. During the Reporting Period, gross written premiums from the channel amounted to RMB63,415 million, an increase of 28.6% year on year. First-year regular premiums were RMB14,879 million, a decrease of 7.6% year on year. The business structure continued to be optimized. First-year regular premiums with a payment duration of five years or longer were RMB6,451 million, with its proportion in the first-year regular premiums rising by 1.50 percentage points year on year to 43.36%. Renewal premiums amounted to RMB36,200 million (a year-on-year increase of 10.4%), accounting for 57.08% of gross written premiums from the channel. The bancassurance channel constantly enhanced the professional and technological capabilities of its account manager team, the quality of which was improved steadily. As at the end of the Reporting Period, the number of account managers of the bancassurance channel reached 21,000, and the quarterly average active managers remained stable with the productivity per account manager increasing by 9.1% year on year.

Group Insurance Channel The group insurance channel coordinated business scale and profitability and pushed forward stable development in all business lines. During the Reporting Period, gross written premiums from the channel were RMB27,333 million, a decrease of 6.3% year on year. In particular, short-term insurance premiums from the channel were RMB24,059 million, a decrease of 6.4% year on year. As at the end of the Reporting Period, the number of direct sales representatives was approximately 40,000, among which the proportion of high-performance personnel rose by 7 percentage points from the end of 2021.

Other Channels In 2022, gross written premiums from other channels were RMB32,003 million, an increase of 5.4% year on year. The Company proactively participated in a variety of government-sponsored health insurance businesses and supported the construction of a multi-tiered medical insurance system. As at the end of the Reporting Period, the Company carried out over 200 supplementary major medical expenses insurance programs, covering nearly 350 million people. It also undertook approximately 60 policy-oriented long-term care insurance programs, providing services to more than 27 million people. Meanwhile, it implemented over 100 city-customized commercial medical insurance projects, covering more than 22 million people. The Company actively participated in social governance related to medical insurance and continued to undertake over 500 health care entrusted programs, covering more than 100 million people.

Online Insurance Business

The Company greatly developed the online insurance business and provided customers with a quality service experience through integrated online-to-offline sales and online direct sales. In 2022, the Company’s digital sales capability was further strengthened, and its online insurance business grew rapidly. Total premiums1 under the regulatory caliber were RMB62,896 million, an increase of 88.3% year on year. The Company consistently optimized its online insurance business operation system featuring centralized operation and unified management, and gave full play to the advantages of fast access, wide coverage and high efficiency of the Internet, to actively promote the development of its online insurance business. It released its first long-term online life insurance product, established its proprietary online platform, the “Guo Xi Bao China Life Insurance Mall”, and realised the launch of the China Life Ant Insurance Operation Platform.

Integrated Financial Business

The Company fully leveraged the advantages of the integrated operation of China Life Insurance (Group) Company (“CLIC”) and actively engaged in the construction of a “Life Insurance Plus” integrated financial ecosystem, with a view to empowering the Company’s high-quality development. In 2022, premiums of China Life Property and Casualty Insurance Company Limited (“CLP&C”) cross-sold by the Company were RMB22,383 million, with the number of insurance policies increasing by 9.0% year on year. Through the cross-sale of property insurance products, the Company diversified its client contacts and facilitated its sales team to meet sales targets, maintain its size and secure a higher commission income. Additional first-year receipts of enterprise annuity funds and pension products of China Life Pension Company Limited (“Pension Company”) cross-sold by the Company through collaboration were RMB15,729 million. The Company entrusted China Guangfa Bank Co., Ltd. (“CGB”) to sell its bancassurance products, with the first-year regular premiums recording a generally stable growth. The Company also actively explored the synergy between insurance and investment business, deepened the cooperation with fellow members, such as China Life Asset Management Company Limited (“AMC”), and conducted close collaboration in investment project promotion and joint customer exploration, etc., creating a new business-investment interactive model. Meanwhile, in order to satisfy the diverse needs of its customers, the Company has set up an integrated business platform widely covering its customer groups, and carried out various collaborative operation activities by co-working with CLP&C, Pension Company and CGB, so as to provide customers with a one-stop, all-round and quality financial and insurance services.

[1]	Including premiums from online insurance business acquired by different sales channels of the Company.

Inclusive Healthcare and Integrated Aged-Care Business

Being customer-centric, the Company continued to implement the Healthy China strategy and the national strategy of proactively responding to population aging by further promoting the deployment of the healthcare and aged-care business, and helped to amplify a multi-tier social security system. In 2022, the Company established a high-quality and efficient health management and service system with coordination between the Company’s headquarter and its local branches. As at the end of the Reporting Period, more than a hundred types of services were available on the China Life Inclusive Healthcare Service Platform, and the accumulated registered users of the platform increased by over 21% from the end of 2021, ranking among the top of the industry. The Company implemented the national strategy of proactively responding to population aging, fully leveraged the advantage of the long-term nature of insurance funds and strengthened investments and professional operations in the aged-care sector by relying on the professional investment platform within China Life group, so as to develop an aged-care service system and improve its capability of service supply. In 2022, the Company accelerated the consolidation of health resources within China Life group by setting up the China Life Integrated Aged Care Fund and continued to proceed with aged-care projects of residential aged-care services and community-based aged-care services, etc., in strategic regions such as Beijing-Tianjin-Hebei, the Yangtze River Economic Belt and the Guangdong-Hong Kong-Macao Greater Bay Area. To accelerate its industrial layout in the healthcare and aged-care sector, the Company has launched the “Healthcare and Aged-care Ecosystem Program” and will spare no effort in building a healthcare and aged-care ecosystem with China Life characteristics, with diverse scenarios and service supplies, advanced management and controllable risks, so as to create a new growth driver for development and promote high-quality development of its insurance businesses.

2.	Analysis of insurance products

Actively implementing national strategies and adhering to the customer-centric product development concept, the Company carried out in-depth market research and constantly strengthened its product-development and response capabilities. In 2022, the Company newly developed and upgraded a total of 88 products covering a full spectrum of life insurance, annuity, health insurance and accident insurance, and continued to create a product system with a variety of product forms, prominent protection features and strong brand influences.

The Company actively served the Healthy China strategy by vigorously promoting innovative development of health insurance products with respect to diseases, medical health and care and introduced health insurance products such as “Zun Xiang Fu” and “Ai Yi Kang Yue” to constantly enrich the health insurance product system. In terms of serving the national strategy of proactively responding to population aging, the Company launched age-friendly insurance products such as accidental injury and disease insurances tailored to the elderly. At the same time, the third-pillar private pension insurance business was launched successfully, and “China Life Xin Xiang Bao Exclusive Commercial Pension Insurance” was selected into the first batch of third-pillar private pension insurance products in the industry. In respect of boosting the rural revitalization strategy, the Company continued to improve its exclusive series of products for rural revitalization and provided broader insurance protection for relevant groups of people. It launched exclusive accident protection products for new business forms and new urban residents. The Company also steadily promoted its exclusive online insurance products and launched new insurance products such as “Shou Hu Xing” to better meet the insurance needs of young customers.

(1)	Top five insurance products in terms of gross written premiums

For the year ended 31 December			RMB million
Insurance product	Gross written premiums	Standard premiums from new policiesNote	Major sales channel	Surrender Payment
China Life Xin Xiang Zhi Zun Annuity Insurance (celebration version) (國壽鑫享至尊年金保險 (慶典版))	39,846	28	Mainly through the channel of exclusive individual agents	559
China Life Xin Yao Dong Fang Annuity Insurance (國壽鑫耀東方年金保險)	37,404	43	Mainly through the channel of exclusive individual agents	883
China Life Xin Yu Jin Sheng Endowment Insurance (國壽鑫裕金生兩全保險)	36,812	11,062	Mainly through the channel of exclusive individual agents	122
China Life Critical Illness Group Health Insurance for Rural and Urban Citizens (type A) (國壽城鄉居民大病團體醫療 保險(A型))	26,111	26,111	Through other channels	—
China Life Xin Fu Lin Men Annuity Insurance (國壽鑫福臨門年金保險)	25,578	7,415	Mainly through the channel of exclusive individual agents	698

Note:

Standard premiums are calculated in accordance with the calculation methods set forth in the “Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry” (Bao Jian Fa [2004] No. 102) and the “Supplementary Notice of the ‘Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry’” (Bao Jian Fa [2005] No. 25) of the former China Insurance Regulatory Commission.

(2)	Top three insurance products in terms of net increase in investment contracts

For the year ended 31 December			RMB million
Insurance product	Net increase in investment contracts	Major sales channel	Surrender Payment
China Life Xin Account Endowment Insurance (universal insurance)(exclusive version) (國壽鑫賬戶兩全保險(萬能型)(尊享版))	15,569	Mainly through the channel of exclusive individual agents	88
China Life Xin Zun Bao Whole Life Insurance (universal insurance) (type A) (國壽鑫尊寶終身壽險(萬能型)(A款))	15,001	Mainly through the channel of exclusive individual agents	83
China Life Xin Account Endowment Insurance (universal insurance) (diamond version) (國壽鑫賬戶兩全保險(萬能型)(鑽石版))	13,843	Mainly through the channel of exclusive individual agents	292

3.	Insurance contracts

	RMB million

	As at 31 December 2022	As at 31 December 2021	Change
Life insurance	3,605,769	3,180,931	13.4%
Health insurance	265,369	228,899	15.9%
Accident insurance	9,022	10,069	-10.4%

Total of insurance contracts	3,880,160	3,419,899	13.5%

Including: Residual marginNote	819,706	835,400	-1.9%

Note:

The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative.

As at the end of the Reporting Period, the reserves of insurance contracts of the Company were RMB3,880,160 million, 13.5% up from RMB3,419,899 million of 2021, primarily due to the accumulation of insurance liabilities from new policies and renewals. As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the liability adequacy test.

4.	Analysis of claims and policyholder benefits

For the year ended 31 December	RMB million
	2022	2021	Change
Insurance benefits and claims expenses	631,978	618,754	2.1%
Life insurance business	537,331	527,863	1.8%
Health insurance business	89,196	83,688	6.6%
Accident insurance business	5,451	7,203	-24.3%
Investment contract benefits	13,340	10,628	25.5%
Policyholder dividends resulting from participation in profits	20,685	26,511	-22.0%

During the Reporting Period, insurance benefits and claims expenses rose by 2.1% year on year due to an increase in the change of insurance contract liabilities. In particular, insurance benefits and claims expenses of life insurance business rose by 1.8% year on year, insurance benefits and claims expenses of health insurance business rose by 6.6% year on year, and insurance benefits and claims expenses of accident insurance business declined by 24.3% year on year. Investment contract benefits rose by 25.5% year on year due to an increase in the scale of the universal insurance accounts. Policyholder dividends resulting from participation in profits declined by 22.0% year on year due to a decrease in investment yield from the participating accounts.

5.	Analysis of underwriting and policy acquisition costs and other expenses

For the year ended 31 December	RMB million
	2022	2021	Change
Underwriting and policy acquisition costs	54,777	65,744	-16.7%
Finance costs	4,863	5,598	-13.1%
Administrative expenses	39,874	40,867	-2.4%
Other expenses	13,994	15,566	-10.1%
Statutory insurance fund contribution	1,314	1,253	4.9%

During the Reporting Period, underwriting and policy acquisition costs declined by 16.7% year on year due to a decrease in the size of the sales force and the adjustment of business structure. Finance costs declined by 13.1% year on year due to a decrease in interest paid for securities sold under agreements to repurchase. Administrative expenses declined by 2.4% year on year.

(III)	Investment Business

In 2022, the complex and severe domestic and international environment continuously contributed to the turbulence of the capital market, domestic bond yields were at historical lows and the A-share market once experienced deep pullback. With the gradual introduction of policies for stable growth and an improved international environment, the risk-free interest rate rose at the end of the year 2022, and the A-share market rebounded marginally. Amid the ups and downs of the market, the Company adhered to its strategic consistency, firmly served the major national strategies and supported the real economy, consistently implemented its medium- to long-term strategic plan of asset allocation and adopted multiple measures concurrently to stabilize investment income. On the basis of dynamic market research and evaluation, it made steady allocation to the fixed-income products with a view to stabilizing coupon income and the asset durations; actively seized the opportunities for allocation in long-term assets during the equity market corrections, adjusted equity asset allocations towards neutral weight; and also strengthened the innovation in alternative investment product models, and positioned for high-quality alternative assets through equity plans, asset-backed plans, equity funds and other forms to ensure a stabilized allocation scale and expand the source of excess returns.

1.	Investment portfolios

As at the end of the Reporting Period, the Company’s investment assets categorized by investment object are set out as below:

	RMB million
	As at 31 December 2022		As at 31 December 2021
Investment category	Amount	Percentage	Amount	Percentage
Fixed-maturity financial assets	3,733,566	73.71%	3,672,262	77.86%
Term deposits	485,567	9.59%	529,488	11.23%
Bonds	2,458,440	48.54%	2,273,425	48.20%
Debt-type financial products[1]	455,026	8.98%	443,784	9.41%
Other fixed-maturity investments[2]	334,533	6.60%	425,565	9.02%
Equity financial assets	890,926	17.59%	699,457	14.83%
Common stocks	432,700	8.54%	302,090	6.41%
Funds[3]	145,341	2.87%	112,689	2.39%
Other equity investments[4]	312,885	6.18%	284,678	6.03%
Investment properties	13,193	0.26%	13,374	0.28%
Cash and others[5]	166,127	3.28%	73,374	1.56%
Investments in associates and joint ventures	261,179	5.16%	257,953	5.47%

Total	5,064,991	100.00%	4,716,420	100.00%

Notes:

1.

Debt-type financial products include debt investment schemes, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

2.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, and interbank certificates of deposits, etc.
3.

Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 31 December 2022 and 31 December 2021 were RMB3,739 million and RMB1,961 million, respectively.

4.	Other equity investments include private equity funds, unlisted equities, preference shares and equity investment plans, etc.
5.	Cash and others include cash, cash at banks, short-term deposits, and securities purchased under agreements to resell, etc.

As at the end of the Reporting Period, the Company’s investment assets reached RMB5,064,991 million, an increase of 7.4% from the end of 2021. Among the major types of investments, the percentage of investment in bonds rose to 48.54% from 48.20% as at the end of 2021, the percentage of term deposits changed to 9.59% from 11.23% as at the end of 2021, the percentage of investment in debt-type financial products changed to 8.98% from 9.41% as at the end of 2021, and the percentage of investment in stocks and funds (excluding money market funds) rose to 11.34% from 8.75% as at the end of 2021.

2.	Investment income

For the year ended 31 December	RMB million
	2022	2021
Gross investment income	187,751	214,057
Net investment income	190,344	188,770
Net income from fixed-maturity investments	154,738	148,453
Net income from equity investments	29,704	28,718
Net income from investment properties	87	55
Investment income from cash and others	2,187	1,216
Share of profit of associates and joint ventures	3,628	10,328
Net realised gains on financial assets	12,707	20,344
Net fair value gains through profit or loss	(12,156)	4,943
Disposal gains and impairment losses of associates and joint ventures	(3,144)	—
Net investment yield[1]	4.00%	4.38%
Gross investment yield[2]	3.94%	4.98%

Notes:

1.

Net investment yield = (Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)

2.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

In 2022, the Company’s net investment income was RMB190,344 million, rising by 0.8% year on year, an increase of RMB1,574 million from 2021. Due to the impact of the downward trend of interest rates, the net investment yield was 4.00% in 2022, down by 38 basis points from 2021. Affected by a significant decline in equity market and the year-on-year decrease in spread income of equity investment products, the Company registered a gross investment income of RMB187,751 million in 2022, down by 12.3% year on year, a decrease of RMB26,306 million from 2021. Gross investment yield was 3.94%, down by 104 basis points from 2021. The comprehensive investment yield2 taking into account the current net fair value changes of available-for-sale securities recognised in other comprehensive income was 1.92%, down by 295 basis points from 2021.

3.	Credit risk management

The Company’s credit asset investments mainly included credit bonds and debt-type financial products, which concentrated on sectors such as banking, transportation, non-banking finance, public utilities, and energy, and the financing entities were primarily large central-owned enterprises and state-owned enterprises. As at the end of the Reporting Period, over 98% of the credit bonds held by the Company were rated AAA by external rating institutions, whereas over 99% of the debt-type financial products were rated AAA by external rating institutions. In general, the asset quality of the Company’s credit investment products was in good condition, and the credit risks were well controlled.

[2]

Comprehensive investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognised in other comprehensive income)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)

The Company insisted on a prudent investment philosophy. Based on a disciplined and scientific internal rating system and a multi-dimensional management mechanism of risk limits, the Company scrutinized credit profiles of targets and risk exposure concentration before investing in a prudent manner and carried out ongoing tracking after investment, effectively controlling credit risks through early identification, early warning, and early disposal. Under a market environment where credit default events occurred frequently, no credit default event occurred for the Company in 2022.

4.	Major investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that is subject to disclosure requirements.

III.	Analysis of Specific Items

(I)	Profit before Income Tax

For the year ended 31 December	RMB million
	2022	2021	Change
Profit before income tax	24,047	50,340	-52.2%
Life insurance business	9,583	22,771	-57.9%
Health insurance business	8,271	8,599	-3.8%
Accident insurance business	2,269	1,682	34.9%
Other businesses	3,924	17,288	-77.3%

During the Reporting Period, profit before income tax from the life insurance business decreased by 57.9% year on year due to a significant decline of the equity market and a decrease in investment yield. Profit before income tax from the health insurance business decreased by 3.8% year on year, generally remaining stable year on year. Profit before income tax from the accident insurance business rose by 34.9% year on year due to the optimization of its business quality. Profit before income tax from other businesses declined by 77.3% due to a decrease in the profits of certain associates and the recognition of impairment loss.

(II)	Analysis of Cash Flows

1.	Liquidity sources

The Company’s cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. The Company closely monitors and manages these risks.

The Company’s cash and bank deposits can provide it with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB127,594 million. In addition, the vast majority of its term deposits in banks allow it to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB485,567 million.

The Company’s investment portfolio also provides it with a source of liquidity to meet unexpected cash outflows. It is also subject to market liquidity risk due to the large size of its investments in some of the markets in which it invests. In some circumstances, some of its holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect its ability to sell these investments or sell them at a fair price.

2.	Liquidity uses

The Company’s principal cash outflows primarily relate to the payables for the liabilities associated with its various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to its equity holders. Cash outflows arising from its insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

3.	Consolidated cash flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

For the year ended 31 December				RMB million

	2022	2021	Change	Main Reasons for Change
Net cash inflow/(outflow) from operating activities	351,968	286,446	22.9%	An increase in the scale of investment contracts
Net cash inflow/(outflow) from investing activities	(164,955)	(393,839)	-58.1%	The needs for investment management
Net cash inflow/(outflow) from financing activities	(120,095)	111,219	N/A	The needs for liquidity management
Foreign exchange gains/(losses) on cash and cash equivalents	217	(71)	N/A	—
Net increase in cash and cash equivalents	67,135	3,755	1,687.9%	—

(III)	Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows the Company’s solvency ratios as at the end of the Reporting Period:

	RMB million
	As at 31 December 2022	As at 30 June 2022
		(unaudited)
Core capital	699,688	798,141
Actual capital	1,007,601	1,112,129
Minimum capital	487,290	472,120
Core solvency ratio	143.59%	169.05%
Comprehensive solvency ratio	206.78%	235.56%

Pursuant to the requirements of the CBIRC, the Company started to implement the “Solvency Regulatory Rules II for Insurance Companies” from the solvency report for the first quarter of 2022. As at the end of the Reporting Period, the Company’s comprehensive solvency ratio and core solvency ratio were 206.78% and 143.59%, respectively, which continued to maintain at relatively high levels. Affected by factors such as the equity market fluctuation, the business growth, the allocation of investment assets and a decline of discount rate in solvency reserve, the solvency ratios decreased compared with the end of the second quarter of 2022.

(IV)	Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

(V)	Major Subsidiaries and Associates of the Company

					RMB million

Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	18,990	15,913	2,717
China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the CBIRC	3,400	70.74% is held by the Company, and 3.53% is held by AMC	9,134	6,706	1,209
China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other businesses permitted by the CBIRC	27,800	40%	135,690	33,757	717

Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	Net Profit
China Guangfa Bank Co., Ltd.	Taking public deposits; granting short-term, mid-term and long-term loans; handling settlements in and out of China; honoring bills and offering discounting services; issuing financial bonds; issuing, paying for and underwriting government bonds as an agent; sales and purchases of negotiable securities such as government bonds and financial bonds; engaging in inter-bank borrowings; providing letters of credit service and guarantee; engaging in bank card business; acting as payment and receipt agent and insurance agent; providing safe deposit box services; taking deposits and granting loans in foreign currency; foreign currency remittance; foreign currency exchange; international settlements; foreign exchange settlements and sales; inter-bank foreign currency borrowings; honoring bills of exchange and offering discounting services in foreign currency; granting foreign currency loans; granting foreign currency guarantees; sales and purchases of negotiable securities other than shares in a foreign currency for itself and as an agent; issuing negotiable securities other than shares in a foreign currency for itself and as an agent; sales and purchases of foreign exchange on its own account and on behalf of its customers; issuing and making payments for foreign credit card as an agent; offshore financial operations; assets and credit verification, consultation and notarization businesses; other businesses approved by the CBIRC and other relevant authorities	21,790	43.686%	3,417,906	261,849	15,528

IV.	Technology Capabilities, Operations and Services

(I)	Technology Capabilities

In 2022, the Company further proceeded with its digital transformation, accelerated improvement of its technology capabilities, empowered value creation in all aspects and pushed forward its high-quality development by digital driving force.

Technological innovation was promoted to a new level. Having fully completed the transformation of its core business system architecture and successfully built a new proprietary distributed digital base, the Company achieved a two-fold increase in data processing capacity, a three-fold increase in storage utilization per unit space and an increase of 266% in computing utilization per unit space, making remarkable achievements in cost reduction and efficiency improvement as well as green and low-carbon emissions. It has also been leading the industry for two consecutive years in terms of innovation in IT applications.

Digital capability was deepened with further expansion. The Company comprehensively optimized its data management system by refining data classification control and strengthening data fusion driving force. It took the lead in data management capability in the industry, being the first company awarded the highest level certification under the Data Management Capability Maturity Assessment Model (DCMM) in the industry. The Company continuously made breakthroughs in human-machine collaboration, and the application of intelligent robots increased by 326% year on year, fully empowering various business scenarios, such as sales, services, business operations and risk control, etc.

Digital connectivity was open and extended. With the support of the digital platform and being driven by diversified scenarios, the Company quickly responded to market demands, expanded an open and shared Internet-based social ecosystem, provided nearly 15,000 standardized service components, and carried out more than 400,000 services and activities with cooperative institutions, which widely extended to both online and offline operations as well as inside and outside the Company and provided customers with a full range of digital services.

(II)	Operations and Services

In 2022, being people-centered and serving the overall national development, the Company launched the “convenient, quality and caring” customer services with “first-class customer experience” as its value of operations and services. It consistently pushed forward its business operations and services to make them more centralized, digitalized and diversified, strived to improve its capability in services supply and delivery, and optimized the system for protection of customers’ rights and interests, accelerating the implementation of an integrated model of intelligent and centralized operations.

Green development, online services increased substantially. The Company focused on promoting convenient and smooth online services to help save energy and increase efficiency. The number of registered users of the China Life APP reached 129 million, and its monthly active users grew by 6.8% year on year. The paperless application rate of individual insurance business exceeded 99.9%. With the further promotion of services such as electronic letters, electronic insurance policies, and online policy administration and claims settlement, a total of over 6,400 tonnes of paper were saved for the year. The online service rate of each of policy administration and claims settlement remained at a high level of above 90%.

Honoring commitment, the Company adhered to the original aspiration of “convenient and caring” services of claims settlement. It continued to provide multiple-scenario and convenient claims payment methods, with a claims acceptance rate of over 99.6% and an average efficiency of 0.43 day for claims settlement, both at the forefront of the industry. A variety of customer-friendly claims-payment services of the Company were highly recognised by the users. The coverage of “Claims Settlement for Critical Illness within One Day” was further expanded, benefiting 185,000 customers throughout the year. “Direct Claims Payment” provided claims payments of more than 6.7 million customer-times, and “Door-to-door Claims for Special Services” were provided to more than 116,000 customers with difficulties.

Customer first, the level of protection of customers’ rights and interests continued to improve. With a comprehensive mechanism for protection of customers’ rights and interests in place and having established a consumer-protection work plan featuring “total engagement, full coverage and whole-process management”, the Company strengthened the closed-loop management of customer experience and thus maintained high levels of life insurance service quality and customer satisfaction. It also strengthened the provision of value-added services, with a total amount of services provided increasing by 3.7% year on year. The age-friendly services became the special services introduced by the Company, providing services of more than 25.59 million customer-times throughout the year. Besides, the China Life APP is the first mobile application in the insurance industry that has passed the assessment on accessibility and age-friendly technology by the Ministry of Industry and Information Technology of the People’s Republic of China.

With upgraded business models, sharing for operations and intelligent application reached a new milestone. The Company achieved intelligent coordination for policy administration and underwriting tasks to facilitate coordinated utilization of nationwide operational resources, realising higher service quality and processing speed. The average approval efficiency of policy administration and underwriting for individual insurance business was improved by more than 25%. The capability of the intelligent application continued to improve, with the intelligent approval rates of insurance application, underwriting, and claims settlement and policy administration remaining at high levels, and the problem solving rate by intelligent online service reaching 95.8%.

V.	FUTURE PROSPECT

(I)	Industry Landscape and Development Trends

In the long run, with high-quality development as its key development theme, China’s life insurance industry is still at an important stage full of strategic opportunities. In face of profound adjustments in both domestic and international environments, the fundamentals of domestic economy remain unchanged, which are resilient, promising, dynamic and long-term positive. China’s economy is accelerating towards the stage of high-quality development, and the new development paradigm of international and domestic dual circulation, the broader unified domestic market and a well-functioning industrial system are all injecting driving forces to the long-term steady development of China’s economy. The gradual recovery of domestic economy will create favorable external situations for the industry’s high-quality development. As the national strategy of proactively responding to population aging and the Healthy China strategy are consistently deepened, businesses such as the long-term care, the third-pillar private pension and the inclusive insurance will have a broader space. There will also be a promising market for healthcare and the “silver economy”. In the meantime, the industry has powerful internal growth drivers, as the market players are speeding up their exploration in reforms and transformation, the InsurTech empowerment has been deepened, and the digitalization and intellectualization of business operation and management has been significantly improved. By leading the industry to return to the original role of insurance, the insurance administration consistently regulates market operation with enhanced risk prevention and control. It has introduced a series of new rules on insurance products, the market operation and sales forces, and upgraded regulation concepts and methods, which will make the market operation to be more standardized.

(II)	Development Strategies and Business Plans of the Company

In 2023, the Company will stick to the guideline of making progress while maintaining stability, firmly implement the business strategy of “achieving stable growth, prioritizing business value, optimizing structure, strengthening sales force, promoting reforms and guarding against risks”, and adhere to the original role of insurance. It will consistently deepen supply-side reforms, accelerate the implementation of the “Eight Reform Programs”, and push forward the sales system reforms in greater depth. It will also speed up the innovation in the mechanism of products and services, and the implementation of the Healthcare and Aged-care Ecosystem Program, strengthen customer management and digital construction, and strive to achieve organic unity of its business scale, value, sales force and security, so as to vigorously promote its high-quality development.

(III)	Potential Risks

At present, the international environment is still undergoing complex evolution, with rising risk of stagflation in the world economy, and the foundation for recovery of the domestic economy is not solid yet, which will pose challenges to the steady development of the insurance industry. In recent years, as the socio-economic environment, population structure and customer needs have changed a lot, the development of the exclusive individual agent channel has confronted with great challenges, and the sales system reforms become imminent. In addition, the industry is still in a period of profound adjustment and transformation, and risk prevention and control in key areas is under greater pressure. The Company will take a variety of measures to actively cope with the above risks and challenges. It will adhere to the guideline of making progress while maintaining stability, push forward reforms and transformation in great depth, and strive to improve the quality of its business operations and management by focusing on customers. In respect of the capital market, as the interest rate is expected to remain at historically low level, there will be a severe shortage of fixed-income assets with high quality, and the equity market may remain in high volatility, as a result of which the Company will face double pressures: one is the continuous downturn in the yield of interest-bearing investment products, and the other is the increased volatility in the overall returns of investment portfolios. However, the Company will adhere to the principle of asset-liability matching, consistently optimize its asset allocation structure, and improve its capability in coping with economic cycles and interest rate cycles, as well as market fluctuations, with a view to effectively balancing the stability of the short-term investment returns and the long-term value appreciation.

The Company anticipates that it will have sufficient capital to meet its insurance business expenditures and new general investment needs in 2023. At the same time, the Company will make corresponding financing arrangements based on capital market conditions if it plans to implement any business development strategies in the future.

ANNUAL RESULTS3

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2022

		2022	2021
	Notes	RMB million	RMB million
			(Restated)
REVENUES
Gross written premiums		615,190	618,327
Less: premiums ceded to reinsurers		(8,270)	(8,015)

Net written premiums		606,920	610,312
Net change in unearned premium reserves		905	939

Net premiums earned		607,825	611,251

Investment income	1	186,629	178,387
Net realised gains on financial assets	2	12,707	20,344
Net fair value gains through profit or loss	3	(12,156)	4,943
Other income		9,383	10,008

Total revenues		804,388	824,933

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	4	(119,369)	(121,354)
Accident and health claims and claim adjustment expenses	4	(51,311)	(55,030)
Increase in insurance contract liabilities	4	(461,298)	(442,370)
Investment contract benefits	5	(13,340)	(10,628)
Policyholder dividends resulting from participation in profits		(20,685)	(26,511)
Underwriting and policy acquisition costs		(54,777)	(65,744)
Finance costs	6	(4,863)	(5,598)
Administrative expenses		(39,874)	(40,867)
Statutory insurance fund contribution	7	(1,314)	(1,253)
Other expenses		(13,994)	(15,566)

Total benefits, claims and expenses		(780,825)	(784,921)

Net gains on investments of associates and joint ventures	8	484	10,328
Including: share of profit of associates and joint ventures		3,628	10,328

[3]

The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part. During the year ended 31 December 2022, Beijing China Life Pension Industry Investment Fund (Limited Partnership), a subsidiary of the Group, injected capital to China Life (Tianjin) Pension Health Investment Company Limited, and acquired 99.99% of the shareholders’ equity. This is a business combination under common control. The financial data of previous years for this report have been restated.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

For the year ended 31 December 2022

		2022	2021
	Notes	RMB million	RMB million
			(Restated)
Profit before income tax	9	24,047	50,340
Income tax	10	9,467	1,917

Net profit		33,514	52,257

Attributable to:
– Equity holders of the Company		32,082	50,766
– Non-controlling interests		1,432	1,491

Basic and diluted earnings per share	11	RMB1.14	RMB1.80

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(83,730)	17,065
Amount transferred to net profit from other comprehensive income		(11,386)	(21,722)
Portion of fair value changes on available-for-sale securities attributable to policyholders equity		26,123	(1,793)
Share of other comprehensive income of associates and joint ventures under the equity method		(3,104)	1,260
Exchange differences on translating foreign operations		1,138	(398)
Income tax relating to components of other comprehensive income		17,348	1,098

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(53,611)	(4,490)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Share of other comprehensive income of associates and joint ventures under the equity method		(1,625)	(59)

Other comprehensive income for the year, net of tax		(55,236)	(4,549)

Total comprehensive income for the year, net of tax		(21,722)	47,708

Attributable to:
– Equity holders of the Company		(23,070)	46,203
– Non-controlling interests		1,348	1,505

Notes:

1	INVESTMENT INCOME

	For the year ended 31 December
	2022 RMB million	2021 RMB million
Debt securities
– held-to-maturity securities	62,883	56,830
– available-for-sale securities	32,079	29,491
– at fair value through profit or loss	5,174	4,079
Equity securities
– available-for-sale securities	28,934	27,806
– at fair value through profit or loss	770	912
Bank deposits	25,161	25,949
Loans	30,915	32,970
Securities purchased under agreements to resell	713	350

Total	186,629	178,387

For the year ended 31 December 2022 the interest income included in investment income was RMB156,925 million (for the year ended 31 December 2021: RMB149,669 million). Interest income was mainly accrued using the effective interest method.

2	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2022 RMB million	2021 RMB million
Debt securities
Realised gains (i)	7,344	198
Impairment (ii)	1,621	(1,359)

Subtotal	8,965	(1,161)

Equity securities
Realised gains (i)	23,573	42,867
Impairment (ii)	(19,831)	(21,362)

Subtotal	3,742	21,505

Total	12,707	20,344

(i)	Realised gains were generated mainly from available-for-sale securities.
(ii)

During the year ended 31 December 2022, the Group recognised an impairment charge of RMB2,644 million on available-for-sale funds (2021: RMB8 million); an impairment charge of RMB15,486 million on available-for-sale stock securities (2021: RMB21,354 million); an impairment charge of RMB1,701 million on available-for-sale other equity securities (2021: nil); an impairment reversal of RMB145 million on available-for-sale debt securities (2021: an impairment reversal of RMB17 million); No impairment charge of loans (2021: an impairment charge of RMB1,376 million) and an impairment reversal of RMB1,476 million on loans(2021:nil), for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2022 RMB million	2021 RMB million
Debt securities	(1,613)	1,069
Equity securities	(10,956)	3,470
Stock appreciation rights	(49)	202
Financial liabilities at fair value through profit or loss	462	202

Total	(12,156)	4,943

4	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2022
Life insurance death and other benefits	124,086	(4,717)	119,369
Accident and health claims and claim adjustment expenses	53,638	(2,327)	51,311
Increase in insurance contract liabilities	461,285	13	461,298

Total	639,009	(7,031)	631,978

For the year ended 31 December 2021
Life insurance death and other benefits	125,998	(4,644)	121,354
Accident and health claims and claim adjustment expenses	56,327	(1,297)	55,030
Increase in insurance contract liabilities	443,053	(683)	442,370

Total	625,378	(6,624)	618,754

5	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

6	FINANCE COSTS

	For the year ended 31 December
	2022 RMB million	2021 RMB million
Interest expenses for securities sold under agreements to repurchase	2,689	3,523
Interest expenses for bonds payable	1,500	1,500
Interest expenses for interest-bearing loans and borrowings	600	479
Interest on lease liabilities	74	96

Total	4,863	5,598

7	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2022 RMB million	2021 RMB million
As at 1 January	257,953	239,584
Change of the cost	12,877	11,400
Share of profit or loss	3,628	10,328
Dividends declared	(5,373)	(4,480)
Other equity movements	(4,756)	1,121
Impairment	(3,150)	—

As at 31 December	261,179	257,953

				Movement
	Accounting method	Cost	As at 31 December 2021	Change of the cost	Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2022	Percentage of equity interest	Accumulated amount of impairment
		RMB Million									RMB Million
Associates
CGB (i)	Equity Method	53,201	86,179	8,025	5,857	(774)	(1,202)	—	98,085	43.686%	—
Sino-Ocean Group Holding Limited (“Sino-Ocean”) (ii)	Equity Method	11,245	11,899	—	(4,831)	(61)	(2,168)	(2,645)	2,194	29.59%	(5,862)
CLP&C	Equity Method	9,600	10,151	3,600	282	(75)	(457)	—	13,501	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,692	—	76	(33)	2	—	1,737	35.00%	—
China Pipe Group Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”)	Equity Method	20,000	21,438	—	1,364	(1,279)	46	—	21,569	43.86%	—
China United Network Communications Limited (“China Unicom”) (iii)	Equity Method	21,801	22,644	—	706	(337)	(411)	—	22,602	10.03%	—
Others (iv)	Equity Method	48,735	49,015	734	(161)	(1,736)	(184)	(505)	47,163		(505)

Subtotal		165,921	203,018	12,359	3,293	(4,295)	(4,374)	(3,150)	206,851		(6,367)

Joint ventures
Joy City Commercial Property Fund L.P. (“Joy City”)	Equity Method	6,281	5,546	—	(131)	(138)	6	—	5,283	66.67%	—
Mapleleaf Century Limited (“MCL”)	Equity Method	7,656	4,237	—	54	—	(738)	—	3,553	75.00%	—
Others (iv)	Equity Method	49,094	45,152	518	412	(940)	350	—	45,492		—

Subtotal		63,031	54,935	518	335	(1,078)	(382)	—	54,328		—

Total		228,952	257,953	12,877	3,628	(5,373)	(4,756)	(3,150)	261,179		(6,367)

(i)

The 2021 final dividend of RMB0.0813 in cash per ordinary share was approved and declared in the Annual General Meeting of CGB on 24 June 2022. The Company’s cash dividend receivable is RMB774 million.

(ii)

The 2021 final dividend of HKD0.032 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 20 May 2022. The Company received a cash dividend equivalent to RMB61 million.

On 31 December 2021, the cumulative impairment loss of RMB3,217 million for the investment in Sino-Ocean had been recognised by the Group. On 31 December 2022, the Hong Kong stock price of Sino-Ocean was HKD1.09 per share. The Group performed an impairment test for the investment and recognised an impairment provision of RMB2,645 million based on the share price of Sino-Ocean H shares. If the share price of Sino-Ocean decreases by 10% as of 31 December 2022, it will increase the Group’s provision for impairment by RMB219 million. If the Group’s share of the book value of Sino-Ocean’s audited net assets attributable to shareholders of the parent company as at 31 December 2022 is lower than the book value of long-term equity investment in Sino-Ocean held by the Group, a RMB1,000 million decrease in the net assets attributable to shareholders of the parent company would result in a decrease of RMB296 million in the book value of the Group’s long-term equity investment in Sino-Ocean.

(iii)

The 2021 final dividend of RMB0.0391 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 10 May 2022. The Company received a cash dividend of RMB125 million. The 2022 interim dividend of RMB0.0663 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 13 October 2022. The Company received a cash dividend equivalent to RMB212 million.

On 31 December 2022, the stock price of China Unicom was RMB4.48 per share.

(iv)	The Group invested in real estate, industrial logistics assets and other industries through these enterprises.
(v)	There is no significant restriction for the Group to dispose of its associates and joint ventures.

As at 31 December 2022, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.03%
Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

As at 31 December 2021, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%
Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2022 and for the year ended 31 December 2022:

	CGB	Sino- Ocean (i)	CLP&C	COFCO Futures	Pipeline Company	China Unicom	Joy City	MCL
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
Total assets	3,417,906	246,072	135,690	29,306	37,315	644,687	9,710	23,957
Total liabilities	3,156,057	198,186	101,933	25,889	1,369	297,413	22	12,773
Total equity	261,849	47,886	33,757	3,417	35,946	347,274	9,688	11,184
Total equity attributable to equity holders of the associates and joint ventures	216,858	31,747	33,757	3,407	35,946	154,370	9,688	11,184
Total adjustments (ii)	369	(7,790)	—	—	384	16,038	(1,764)	(6,447)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	217,227	23,957	33,757	3,407	36,330	170,408	7,924	4,737
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.03%	66.67%	75.00%
Gross carrying value of the investments	98,085	8,056	13,501	1,737	21,569	22,602	5,283	3,553
Impairment	—	(5,862)	—	—	—	—	—	—
Net carrying value of the investments	98,085	2,194	13,501	1,737	21,569	22,602	5,283	3,553

Total revenues	75,154	42,447	87,461	3,222	6,097	361,123	(145)	883
Net profit/(loss)	15,528	(15,650)	717	219	3,128	16,651	(164)	774
Other comprehensive income	(2,765)	(6,186)	(1,197)	6	—	190	10	(1,750)
Total comprehensive income	12,763	(21,836)	(480)	225	3,128	16,841	(154)	(976)

(i)

The financial information of Sino-Ocean is consistent with the published financial information (unaudited) in its announcement Inside Information – Unaudited Financial Information For The Year Ended 31 December 2022 dated 22 March 2023.

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2021 and for the year ended 31 December 2021:

	CGB	Sino- Ocean	CLP&C	COFCO Futures	Pipeline Company	China Unicom	Joy City	MCL
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Total assets	3,359,985	281,252	120,178	25,153	37,099	593,284	10,258	24,195
Total liabilities	3,125,484	204,805	94,756	21,868	1,476	257,074	232	13,035
Total equity	234,501	76,447	25,422	3,285	35,623	336,210	10,026	11,160
Total equity attributable to equity holders of the associates and joint ventures	189,510	55,074	25,422	3,277	35,623	149,217	10,026	11,160
Total adjustments (ii)	464	(7,257)	—	—	405	16,509	(1,707)	(5,511)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	189,974	47,817	25,422	3,277	36,028	165,726	8,319	5,649
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments	86,179	15,116	10,151	1,692	21,438	22,644	5,546	4,237
Impairment	—	(3,217)	—	—	—	—	—	—
Net carrying value of the investments	86,179	11,899	10,151	1,692	21,438	22,644	5,546	4,237

Total revenues	74,905	68,645	82,549	6,846	5,583	331,665	352	897
Net profit/(loss)	17,476	5,091	621	281	3,081	14,416	333	28
Other comprehensive income	2,416	(35)	(766)	(8)	—	(27)	15	447
Total comprehensive income	19,892	5,056	(145)	273	3,081	14,389	348	475

(ii)	Including adjustments for the difference of accounting policies, fair value and others.

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2022 and 31 December 2021. The Group had a capital contribution commitment of RMB15,231 million with associates and joint ventures as at 31 December 2022 (as at 31 December 2021: RMB20,730 million).

9	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2022 RMB million	2021 RMB million
Employee salaries and welfare costs	20,232	20,936
Housing benefits	1,481	1,413
Contribution to the defined contribution pension plan	3,444	3,274
Depreciation and amortisation	5,291	5,328
Foreign exchange gains/(losses)	69	(645)
Remuneration in respect of audit services provided by auditors	53	53

10	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2022 RMB million	2021 RMB million
Current taxation – Enterprise income tax	2,190	4,824
Deferred taxation	(11,657)	(6,741)

Total tax charges	(9,467)	(1,917)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2021: same) is as follows:

	For the year ended 31 December
	2022 RMB million	2021 RMB million
Profit before income tax	24,047	50,340
Tax computed at the statutory tax rate	6,012	12,585
Adjustment on current income tax of previous period	(246)	(412)
Non-taxable income (i)	(15,844)	(14,386)
Expenses not deductible for tax purposes (i)	311	276
Unused tax losses	33	27
Others	267	(7)

Income tax at the effective tax rate	(9,467)	(1,917)

(i)

Non-taxable income mainly includes interest income from government bonds, dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 31 December 2022 and 31 December 2021, the amounts of deferred tax assets and liabilities are as follows:

	As at 31 December	As at 31 December
	2022 RMB million	2021 RMB million
Deferred tax assets	24,884	22,354
Deferred tax liabilities	(2,849)	(29,714)

Net deferred tax assets	22,307	121
Net deferred tax liabilities	(272)	(7,481)

As at 31 December 2022 and 31 December 2021, deferred income tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%.

The movements in net deferred income tax assets and liabilities during the period were as follows:

Net deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2021	4,334	(22,386)	2,853	(15,199)
(Charged)/Credited to net profit	2,862	3,534	345	6,741
(Charged)/Credited to other comprehensive income
– Available-for-sale securities	—	677	—	677
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	448	—	—	448
– Others	—	(27)	—	(27)

As at 31 December 2021	7,644	(18,202)	3,198	(7,360)

As at 1 January 2022	7,644	(18,202)	3,198	(7,360)
(Charged)/Credited to net profit	1,612	3,025	7,020	11,657
(Charged)/Credited to other comprehensive income
– Available-for-sale securities	—	23,776	—	23,776
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(6,530)	—	—	(6,530)
– Others	—	492	—	492

As at 31 December 2022	2,726	9,091	10,218	22,035

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)

The deferred tax arising from the others category is mainly related to deductible losses available for use in future years, and the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB3,183 million as at 31 December 2022 (as at 31 December 2021: RMB3,173 million).

(d)	The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at	As at
	31 December	31 December
	2022	2021
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	15,954	14,695
– deferred tax assets to be recovered within 12 months	8,930	7,659

Subtotal	24,884	22,354

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(1,396)	(26,850)
– deferred tax liabilities to be settled within 12 months	(1,453)	(2,864)

Subtotal	(2,849)	(29,714)

Net deferred tax assets/(liabilities)	22,035	(7,360)

11	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2022 are calculated based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (2021: same).

12	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 June 2022, a final dividend of RMB0.65 (inclusive of tax) per ordinary share totalling RMB18,372 million in respect of the year ended 31 December 2021 was declared and paid in 2022. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2022.

Pursuant to a resolution passed at the meeting of the Board of Directors on 29 March 2023, a final dividend of RMB0.49 (inclusive of tax) per ordinary share totalling approximately RMB13,850 million for the year ended 31 December 2022 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2022.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2022

		As at 31 December 2022	As at 31 December 2021
	Note	RMB million	RMB million
			(Restated)
ASSETS
Property, plant and equipment		54,559	55,632
Right-of-use assets		1,810	2,518
Investment properties		13,193	13,374
Investments in associates and joint ventures	8	261,179	257,953
Held-to-maturity securities		1,574,204	1,533,753
Loans		596,490	666,087
Term deposits		485,567	529,488
Statutory deposits – restricted		6,333	6,333
Available-for-sale securities		1,738,108	1,429,287
Securities at fair value through profit or loss		223,790	206,771
Securities purchased under agreements to resell		38,533	12,915
Accrued investment income		52,451	51,097
Premiums receivable		19,697	20,361
Reinsurance assets		7,840	6,630
Other assets		28,333	39,701
Deferred tax assets		22,307	121
Cash and cash equivalents		127,594	60,459

Total assets		5,251,988	4,892,480

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

As at 31 December 2022

	As at 31 December	As at 31 December
	2022	2021
	RMB million	RMB million
		(Restated)
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	3,880,160	3,419,899
Investment contracts	374,749	313,594
Policyholder dividends payable	96,682	124,949
Interest-bearing loans and borrowings	12,774	19,222
Lease liabilities	1,569	2,182
Bonds payable	34,997	34,994
Financial liabilities at fair value through profit or loss	3,344	3,416
Securities sold under agreements to repurchase	148,958	239,446
Annuity and other insurance balances payable	60,819	56,818
Premiums received in advance	50,830	48,699
Other liabilities	141,122	134,059
Deferred tax liabilities	272	7,481
Current income tax liabilities	238	248
Statutory insurance fund	353	339

Total liabilities	4,806,867	4,405,346

Equity Share capital	28,265	28,265
Reserves	206,216	249,755
Retained earnings	201,688	201,041

Attributable to equity holders of the Company	436,169	479,061

Non-controlling interests	8,952	8,073

Total equity	445,121	487,134

Total liabilities and equity	5,251,988	4,892,480

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2022

	Attributable to equity holders of the Company			Non–
	Share		Retained	controlling
	capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2021
(Restated)	28,265	238,635	183,787	6,881	457,568
Net profit	—	—	50,766	1,491	52,257
Other comprehensive income	—	(4,608)	—	14	(4,594)

Total comprehensive income	—	(4,608)	50,766	1,505	47,663

Transactions with owners
Appropriation to reserves	—	15,378	(15,378)	—	—
Dividends declared (Note 12)	—	—	(18,089)	—	(18,089)
Dividends to non-controlling interests	—	—	—	(359)	(359)
Reserves to retained earnings	—	45	(45)	—	—
Others	—	305	—	46	351

Total transactions with owners	—	15,728	(33,512)	(313)	(18,097)

As at 31 December 2021
(Restated)	28,265	249,755	201,041	8,073	487,134

As at 1 January 2022
(Restated)	28,265	249,755	201,041	8,073	487,134
Net profit	—	—	32,082	1,432	33,514
Other comprehensive income	—	(55,152)	—	(84)	(55,236)

Total comprehensive income	—	(55,152)	32,082	1,348	(21,722)

Transactions with owners
Appropriation to reserves	—	13,137	(13,137)	—	—
Dividends declared (Note 12)	—	—	(18,372)	—	(18,372)
Dividends to non-controlling interests	—	—	—	(469)	(469)
Reserves to retained earnings	—	(74)	74	—	—
Others	—	(1,450)	—	—	(1,450)

Total transactions with owners	—	11,613	(31,435)	(469)	(20,291)

As at 31 December 2022	28,265	206,216	201,688	8,952	445,121

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2022

	2022	2021
	RMB million	RMB million
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	24,047	50,340
Adjustments for:
Investment income	(186,629)	(178,387)
Net realised and unrealised gains on financial assets	(551)	(25,287)
Insurance contracts	459,988	445,472
Depreciation and amortisation	5,291	5,328
Foreign exchange losses/(gains)	69	(645)
Net gains on investments of associates and joint ventures	(484)	(10,328)
Changes in operating assets and liabilities:
Increase in securities at fair value through profit or loss, net	(35,286)	(44,527)
Financial liabilities at fair value through profit or loss	3,175	(1,478)
Receivables and payables	75,266	47,241
Income tax paid	982	(5,862)
Interest received – securities at fair value through profit or loss	5,401	3,753
Dividends received – securities at fair value through profit or loss	699	826

Net cash inflow/(outflow) from operating activities	351,968	286,446

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt investments	168,656	37,708
Maturities of debt investments	309,801	196,596
Disposals of equity investments	513,350	385,308
Disposals of property, plant and equipment	363	341
Disposals of subsidiaries	4,395	559
Purchases:
Debt investments	(519,495)	(745,973)
Equity investments and subsidiaries	(819,785)	(409,676)
Property, plant and equipment	(3,076)	(5,583)
Investments in associates and joint ventures	(5,436)	(7,072)
Decrease in term deposits, net	44,273	17,748
Increase in securities purchased under agreements to resell, net	(27,327)	(2,804)
Interest received	153,194	142,311
Dividends received	34,330	32,177
Increase in policy loans, net	(18,198)	(35,479)

Net cash inflow/(outflow) from investing activities	(164,955)	(393,839)

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

For the year ended 31 December 2022

	2022	2021
	RMB million	RMB million
		(Restated)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	(90,711)	117,211
Interest paid	(7,545)	(8,219)
Repayment of borrowings	(8,275)	(11)
Dividends paid to equity holders of the Company	(18,372)	(18,089)
Dividends paid to non-controlling interests	(469)	(372)
Cash received from borrowings	688	116
Payment of lease liabilities	(1,307)	(1,517)
Capital injected into subsidiaries by non-controlling interests	5,896	22,850
Cash paid related to other financing activities	—	(750)

Net cash inflow/(outflow) from financing activities	(120,095)	111,219

Foreign exchange gains/(losses) on cash and cash equivalents	217	(71)

Net increase in cash and cash equivalents	67,135	3,755

Cash and cash equivalents Beginning of the year	60,459	56,704

End of the year	127,594	60,459

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	123,142	60,275
Short-term bank deposits	4,452	184

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

3	Allocation basis of assets and liabilities

Financial assets, securities sold under agreements to repurchase and derivative financial liabilities are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

	For the year ended 31 December 2022
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	485,642	115,329	14,219	—	—	615,190
– Term life	2,322	—	—	—	—
– Whole life	78,247	—	—	—	—
– Endowment	137,467	—	—	—	—
– Annuity	267,606	—	—	—	—
Net premiums earned	484,504	108,791	14,530	—	—	607,825
Investment income	165,523	11,426	425	9,255	—	186,629
Net realised gains on financial assets	11,739	799	30	139	—	12,707
Net fair value gains through profit or loss	(7,522)	(512)	(19)	(4,103)	—	(12,156)
Other income	1,270	80	—	11,366	(3,333)	9,383
Including: inter-segment revenue	—	—	—	3,333	(3,333)	—

Segment revenues	655,514	120,584	14,966	16,657	(3,333)	804,388

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(112,471)	(6,858)	(40)	—	—	(119,369)
Accident and health claims and claim adjustment expenses	—	(46,215)	(5,096)	—	—	(51,311)
Increase in insurance contract liabilities	(424,860)	(36,123)	(315)	—	—	(461,298)
Investment contract benefits	(12,887)	(453)	—	—	—	(13,340)
Policyholder dividends resulting from participation in profits	(20,566)	(119)	—	—	—	(20,685)
Underwriting and policy acquisition costs	(37,722)	(11,378)	(4,165)	(1,512)	—	(54,777)
Finance costs	(3,794)	(258)	(11)	(800)	—	(4,863)
Administrative expenses	(24,398)	(9,151)	(2,639)	(3,686)	—	(39,874)
Statutory insurance fund contribution	(888)	(330)	(96)	—	—	(1,314)
Other expenses	(8,345)	(1,428)	(335)	(7,219)	3,333	(13,994)
Including: inter-segment expenses	(3,113)	(212)	(8)	—	3,333	—

Segment benefits, claims and expenses	(645,931)	(112,313)	(12,697)	(13,217)	3,333	(780,825)

Net gains on investments of associates and joint ventures	—	—	—	484	—	484
Including: share of profit of associates and joint ventures	—	—	—	3,628	—	3,628

Segment results	9,583	8,271	2,269	3,924	—	24,047

Income tax						9,467

Net profit						33,514

Attributable to
– Equity holders of the Company						32,082
– Non-controlling interests						1,432
Other comprehensive income attributable to equity holders of the Company	(48,816)	(3,322)	(125)	(2,889)	—	(55,152)
Depreciation and amortisation	3,111	1,156	335	689	—	5,291

	As at 31 December 2022
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets	4,251,305	280,667	10,274	302,044	—	4,844,290
Others	8,871	16,427	806	261,179	—	287,283

Segment assets	4,260,176	297,094	11,080	563,223	—	5,131,573

Unallocated
Property, plant and equipment						54,559
Others						65,856

Total						5,251,988

Liabilities
Insurance contracts	3,605,769	265,369	9,022	—	—	3,880,160
Investment contracts	355,750	18,999	—	—	—	374,749
Securities sold under agreements to repurchase	131,317	8,937	337	8,367	—	148,958
Others	91,682	5,614	398	16,118	—	113,812

Segment liabilities	4,184,518	298,919	9,757	24,485	—	4,517,679

Unallocated
Others						289,188

Total						4,806,867

	For the year ended 31 December 2021
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	481,311	120,609	16,407	—	—	618,327
– Term life	2,501	—	—	—	—
– Whole life	69,923	—	—	—	—
– Endowment	97,791	—	—	—	—
– Annuity	311,096	—	—	—	—
Net premiums earned	480,214	114,549	16,488	—	—	611,251
Investment income	160,204	10,831	496	6,856	—	178,387
Net realised gains on financial assets	18,768	1,256	58	262	—	20,344
Net fair value gains through profit or loss	2,795	187	9	1,952	—	4,943
Other income	1,228	85	—	11,829	(3,134)	10,008
Including: inter-segment revenue	—	—	—	3,134	(3,134)	—

Segment revenues	663,209	126,908	17,051	20,899	(3,134)	824,933

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(114,657)	(6,656)	(41)	—	—	(121,354)
Accident and health claims and claim adjustment expenses	—	(48,076)	(6,954)	—	—	(55,030)
Increase in insurance contract liabilities	(413,206)	(28,956)	(208)	—	—	(442,370)
Investment contract benefits	(10,223)	(405)	—	—	—	(10,628)
Policyholder dividends resulting from participation in profits	(26,367)	(144)	—	—	—	(26,511)
Underwriting and policy acquisition costs	(38,290)	(21,021)	(4,835)	(1,598)	—	(65,744)
Finance costs	(4,608)	(308)	(14)	(668)	—	(5,598)
Administrative expenses	(23,339)	(11,069)	(2,948)	(3,511)	—	(40,867)
Statutory insurance fund contribution	(787)	(367)	(99)	—	—	(1,253)
Other expenses	(8,961)	(1,307)	(270)	(8,162)	3,134	(15,566)
Including: inter-segment expenses	(2,929)	(196)	(9)	—	3,134	—

Segment benefits, claims and expenses	(640,438)	(118,309)	(15,369)	(13,939)	3,134	(784,921)

Net gains on investments of associates and joint ventures	—	—	—	10,328	—	10,328
Including: share of profit of associates and joint ventures	—	—	—	10,328	—	10,328

Segment results	22,771	8,599	1,682	17,288	—	50,340

Income tax						1,917

Net profit						52,257

Attributable to
– Equity holders of the Company						50,766
– Non-controlling interests						1,491
Other comprehensive income attributable to equity holders of the Company	(5,290)	(354)	(16)	1,097	—	(4,563)
Depreciation and amortisation	2,919	1,359	368	682	—	5,328

	As at 31 December 2021
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets	4,001,202	259,618	11,668	223,843	—	4,496,331
Others	9,893	16,044	569	257,953	—	284,459

Segment assets	4,011,095	275,662	12,237	481,796	—	4,780,790

Unallocated
Property, plant and equipment						55,632
Others						56,058

Total						4,892,480

Liabilities
Insurance contracts	3,180,931	228,899	10,069	—	—	3,419,899
Investment contracts	296,104	17,490	—	—	—	313,594
Securities sold under agreements to repurchase	217,288	14,536	672	6,950	—	239,446
Others	87,371	5,276	379	22,638	—	115,664

Segment liabilities	3,781,694	266,201	11,120	29,588	—	4,088,603

Unallocated
Others						316,743

Total						4,405,346

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available for sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in compliance with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.

New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2022

Standards/Amendments	Content	Effective for annual periods beginning on or after
Amendments to IFRS 3	Update Reference to the Conceptual Framework	1 January 2022

Amendments to IAS 16	Property, Plant and Equipment: Proceeds before intended use	1 January 2022

Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract	1 January 2022

Annual improvements	Annual Improvements to IFRS Standards 2018-2020 Cycle	1 January 2022

These amendments did not have any significant impact on the financial position and performance of the Group.

New accounting standards and amendments that are effective for the financial year ended 31 December 2022 but temporary exemption is applied by the Group

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	1 January 2018

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects that the adoption of IFRS 9 will have a significant impact on the consolidated financial statements. The Group has adopted the temporary exemption permitted in the Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (“IFRS 4 Amendment”) to apply IAS 39 rather than IFRS 9, until the effective date of IFRS 17.

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss, based on their respective business models.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in other comprehensive income (“OCI”). If the Group elects to record equity investments at FVOCI, gains and losses would be recognised in retained earnings when the instruments be disposed, except for the received dividends which do not represent a recovery of part of the investment cost.

The Group expects the presentation using IFRS 9 to result in an increase in financial assets measured at fair value at 1 January 2023, which will be more exposed to capital market fluctuations.

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. The Group believes that the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

The Group does not apply the hedge accounting currently, so the Group expects that the new hedge accounting model under IFRS 9 will have no impact on the Group’s consolidated financial statements.

The Group will adopt IFRS 9 on 1 January 2023. The classification and measurement and impairment requirements are applied retrospectively by adjusting the opening balance sheet at the date of initial application, with no requirement to restate comparative periods. The Group does not intend to restate comparatives.

New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2022

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 17	Insurance Contracts	1 January 2023

Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1 January 2023

Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	1 January 2023

Amendments to IAS 8	Definition of Accounting Estimates	1 January 2023

Amendments to IAS 1	Classification of Liabilities as Current or Non-current	1 January 2024

Amendments to IAS 1	Non-current Liabilities with Covenants	1 January 2024

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback	1 January 2024

Amendments to IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition, measurement, presentation and disclosure, which replaces IFRS 4 Insurance Contracts. In June 2020, the IASB issued the amendments to IFRS 17 which include a deferral of the effective date of IFRS 17 to annual reporting periods beginning on or after 1 January 2023. Insurers qualifying for the deferral of IFRS 9 can apply both IFRS 17 and IFRS 9 for the first time to annual reporting periods beginning on or after 1 January 2023.

The Group will adopt IFRS 17 for the preparation and disclosure of financial reports on 1 January 2023. The expected impact on the Group’s shareholders’ equity at 1 January 2023 is mainly due to these changes in IFRS 17 compared to IFRS 4, as follows:

•

It provides a comprehensive general model for insurance contracts, and the measurement is based on the building blocks of discounted, probability-weighted cash flows, a risk adjustment and a contractual service margin representing the unearned profit of the contract. It also provides the variable fee approach for insurance contracts with direct participation features and the premium allocation approach mainly for short-duration;

•	The fulfilment cash flows include the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A contractual service margin represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•

Certain changes in the fulfilment cash flows relating to future service adjusts the carrying amount of the contractual service margin at the end of the reporting period, and thereby will be recognised in profit or loss over the remaining coverage period;

•

The discount rate assumption is determined based on observable current market situation that reflect the characteristics of the insurance contract. The effect of changes in discount rates will be reported in either profit or loss or OCI, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

•

Amounts that the entity will repay to policyholders, regardless of whether an insured event occurs (non-distinct investment components) are not presented in the statement of comprehensive income, but are recognised directly in the statement of financial position;

•

Variable fee approach should be adopted for insurance contracts with direct participation features where policyholders share in the returns from underlying items. When applying the variable fee approach, the entity’s share of the fair value changes of the underlying items is included in the CSM;

•

An entity may simplify the measurement of a group of insurance contracts using the premium allocation approach if and only if the entity reasonably expects that such simplification would produce a measurement of the liability for remaining coverage for the group that would not differ materially from the one that would be produced applying the general model or the coverage period of each contract in the group is one year or less at the inception of the group;

•	Insurance revenue, insurance service expenses and insurance finance income and expenses are presented separately;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

For insurance contracts with accounting treatments that are inconsistent with the provisions of IFRS 17 prior to 1 January 2022, the Group will adopt retrospective approach. When full retrospective approach is impracticable, the Group will adopt modified retrospective approach or fair value approach.

Except for IFRS 17, there are no other new accounting standards, amendments or IFRIC interpretations that are not yet effective but would be expected to have a significant impact on the financial position and performance of the Group.

EMBEDDED VALUE

ASSUMPTIONS

Economic assumptions: The calculations are based upon assumed corporate tax rate of 25% for all years. The investment return is assumed to be 5% per annum. 17% grading to 21% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. The investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 10% per annum.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

SUMMARY OF RESULTS

The embedded value as at 31 December 2022, the value of one year’s sales for the 12 months ended 31 December 2022, and the corresponding results as at 31 December 2021 are shown below:

Components of Embedded Value and Value of One Year’s Sales		RMB million
ITEM	31 December 2022	31 December 2021
A Adjusted Net Worth	682,694	674,317
B Value of In-Force Business before Cost of Required Capital	620,053	593,137
C Cost of Required Capital	(72,227)	(64,446)
D Value of In-Force Business after Cost of Required Capital (B + C)	547,825	528,691
E Embedded Value (A + D)	1,230,519	1,203,008

F Value of One Year’s Sales before Cost of Required Capital	43,278	50,474
G Cost of Required Capital	(7,274)	(5,693)
H Value of One Year’s Sales after Cost of Required Capital (F + G)	36,004	44,780
Including: Value of One Year’s Sales of Individual Agent Business Sector	33,333	42,945

Note:	Numbers may not be additive due to rounding.

SUMMARY OF RESULTS (continued)

The new business margin of one year’s sales of individual agent business sector for the 12 months ended 31 December 2022 is shown below:

New Business Margin of One Year’s Sales of Individual Agent Business Sector

	31 December 2022	31 December 2021
By First Year Premium	29.1%	41.6%
By Annual Premium Equivalent	33.0%	42.2%

Note:

First Year Premium is the written premium used for calculation of the value of one year’s sales and Annual Premium Equivalent is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Analysis of Embedded Value Movement in 2022	RMB million
ITEM
A Embedded Value at the Start of Year	1,203,008
B Expected Return on Embedded Value	89,984
C Value of New Business in the Period	36,004
D Operating Experience Variance	583
E Investment Experience Variance	(97,076)
F Methodology, Model and Assumption Changes	(2,651)
G Market Value and Other Adjustments	16,653
H Exchange Gains or Losses	699
I Shareholder Dividend Distribution and Capital Changes	(18,372)
J Others	1,687
K Embedded Value as at 31 December 2022 (sum A through J)	1,230,519

Notes:

Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2022 opening net worth.

C	Value of one year’s sales for the 12 months ended 31 December 2022.

D	Reflects the difference between actual operating experience in 2022 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.

E	Compares actual with expected investment returns during 2022.

F	Reflects the effects of appraisal methodology and model enhancement, and assumption changes.

G	Change in the market value adjustment from the beginning of year 2022 to 31 December 2022 and other adjustments.

H	Reflects the gains or losses due to changes in exchange rate.

I	Reflects dividends distributed to shareholders during 2022.

J	Other miscellaneous items.

SENSITIVITY RESULTS

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Sensitivity Results		RMB million
	Value of In-Force Business after Cost of Required Capital	Value of One year’s Sales after Cost of Required Capital
Base case scenario	547,825	36,004
1. Risk discount rate +50bps	523,130	34,228
2. Risk discount rate -50bps	574,291	37,915
3. Investment return +50bps	659,047	44,510
4. Investment return -50bps	437,094	27,524
5. 10% increase in expenses	541,410	33,078
6. 10% decrease in expenses	554,241	38,929
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	544,103	35,261
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	551,508	36,750
9. 10% increase in lapse rates	547,791	35,368
10. 10% decrease in lapse rates	547,872	36,677
11. 10% increase in morbidity rates	539,551	34,308
12. 10% decrease in morbidity rates	556,253	37,701
13. Using 2021 EV appraisal assumptions	548,268	35,922
14. Allowing for diversification in calculation of VIF	593,331	—

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Save for code provision F.2.2, the Company has complied with all code provisions of the CG Code during the Reporting Period. Mr. Bai Tao, the Chairman of the Board of Directors of the Company, was unable to attend the 2021 Annual General Meeting of the Company as required by code provision F.2.2 due to the reason of pandemic prevention and control. Mr. Li Mingguang, an Executive Director of the Company, was elected by the Board to preside over the meeting, and communicated with shareholders in an effective manner.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Thursday, 8 June 2023 to Wednesday, 28 June 2023 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 7 June 2023.

RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX, AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.49 per share (inclusive of tax), amounting to a total of approximately RMB13,850 million, subject to the approval of shareholders at the forthcoming Annual General Meeting scheduled on Wednesday, 28 June 2023. If approved, the final dividend is expected to be paid on Thursday, 24 August 2023 to the H Share shareholders whose names appear on the H Share register of members of the Company on Wednesday, 12 July 2023.

The H Share register of members of the Company will be closed from Friday, 7 July 2023 to Wednesday, 12 July 2023 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 6 July 2023.

According to the Enterprise Income Tax Law of the People’s Republic of China (《中華人民共和國企業所得稅法》) and its implementation regulations which came into effect on 1 January 2008 and were amended on 29 December 2018 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the 2022 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Pursuant to the Individual Income Tax Law of People’s Republic of China (《中華人民共和國個人所得稅法》) and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the 2022 final dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

As to the A Share shareholders, it is expected that the Company will complete the distribution of the 2022 final dividend by Thursday, 13 July 2023. The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2022 final dividend to its A Share shareholders.

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. The record date, the dividend distribution date and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the Company’s A Share shareholders.

For Shanghai and Shenzhen investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch and the Shenzhen Branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the dividends distributed by the Company and distribute such dividends to the relevant investors through its depositary and clearing system. The final dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in RMB. The record date for investors of H Shares via the Hong Kong Stock Connect Program will be the same as that for the H Share shareholders of the Company. If approved at the Annual General Meeting, the final dividend is expected to be paid on Tuesday, 29 August 2023 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No.  81)(《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》(財稅 [2014]81 號)) promulgated on 17 November 2014, the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shenzhen Stock Market and the Hong Kong Stock Market (Cai Shui [2016] No. 127)(《關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》 (財稅 [2016]127 號)) promulgated on 5 December 2016, the Notice of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission on Continuing to Implement the Relevant Individual Income Tax Policy Concerning the Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2017] No. 78) (《財政部 稅務總局 證監會關於繼續執行滬港股票市場交易互聯互通機制有關個人所得稅政策的通知》(財稅[2017]78號)) promulgated on 17 November 2017 and the Announcement on the Continued Implementation of the Individual Income Tax Policies on the Inter-connected Mechanisms for Trading on the Shanghai and Hong Kong Stock Markets and for Trading on the Shenzhen and Hong Kong Stock Markets and on the Mutual Recognition of Funds between the Mainland and Hong Kong (Announcement No. 93 [2019] of the Ministry of Finance, the State Taxation Administration and the China Securities Regulatory Commission) (《關於繼續執行滬港、深港股票市場交易互聯互通機制和内地與香港基金互認有關個人所得稅政策的公告》 (財政部 稅務總局 證監會公告2019年第93號)) promulgated on 5 December 2019, and the Announcement on the Continued Implementation of the Preferential Individual Income Tax Policies (Announcement No. 2 [2023] of the Ministry of Finance and the State Taxation Administration) (《關於延續實施有關個人所得稅優惠政策的公告》(財政部 稅務總局公告2023年第2號)) promulgated on 16 January 2023.

•

For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of the final dividend pursuant to the foregoing provisions;

•

For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of the final dividend and the Mainland enterprise investors shall file the tax returns on their own.

INFORMATION ON DELISTING AMERICAN DEPOSITARY SHARES FROM THE NEW YORK STOCK EXCHANGE

As considered and approved by the sixteenth meeting of the seventh session of the Board of Directors of the Company, after taking into account a number of considerations, including the limited trading volume of its American depositary shares (“ADSs”) relative to the worldwide trading volume of its overseas listed shares (“H Shares”), and the considerable administrative costs of maintaining the listing of the ADSs on the New York Stock Exchange (the “NYSE”), the registration of the ADSs and the underlying H Shares under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and complying with the periodic reporting requirements and related obligations of the Exchange Act, the Company filed a Form 25 with the United States Securities and Exchange Commission on 22 August 2022 to delist its ADSs from the NYSE under the Exchange Act. The last day of trading of the ADSs on the NYSE was 1 September 2022 and the delisting of the ADSs took effect on 2 September 2022. The termination of the ADS program became effective on 11 November 2022. Holders of ADSs will be able to surrender their ADSs to the depositary for cancellation and to take delivery of the H Shares at any time prior to 11 May 2023, with each ADS surrendered to be exchanged into 5 H Shares of the Company, in accordance with the provisions of the Deposit Agreement entered into by and among the Company, the depositary and the holders of ADSs and the terms and conditions of the ADSs. For details, please refer to the announcements published by the Company on the HKExnews website of Hong Kong Exchanges and Clearing Limited on 12 August 2022 and 2 September 2022, respectively.

REVIEW OF ANNUAL RESULTS

The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2022. The 2022 consolidated financial statements of the Company prepared in accordance with the International Financial Reporting Standards have been audited by PricewaterhouseCoopers based on the International Standards on Auditing and PricewaterhouseCoopers has issued standard unqualified opinions on the 2022 consolidated financial statements.

PUBLICATION OF ANNUAL REPORT

The Company’s annual report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie

By Order of the Board
CHINA LIFE INSURANCE COMPANY LIMITED
Heng Victor Ja Wei
Company Secretary

Beijing, China

29 March 2023